UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2017

Commission File No.: 001-36664

CHINA LENDING CORPORATION

11th Floor, Satellite Building

473 Satellite Road

Economic Technological Development Zone

Urumqi, Xinjiang, China 830000

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Events.

On May 26, 2017, China Lending Corporation (the “Company”) issued a press release announcing that its Board of Directors has approved a one-time dividend of $0.047 per ordinary share which represents an amount equal to twenty-five percent (25%) of (i) the Company’s consolidated net income for the period beginning January 1, 2017 through March 31, 2017, less (ii) the amount of dividends paid, payable or otherwise accrued as preferred dividends with respect to the Company’s Series A preferred shares for such period. The dividend will be paid on June 23, 2017 to holders of record of the Company’s ordinary shares on June 5, 2017. The dividend will be payable in ordinary shares. No fractional shares will be issued. All dividends shall be rounded up to the nearest whole number of ordinary shares when fractional shares occur. No cash payments will be made for any fractional shares.

A copy of the press release is filed herewith to this current report on Form 6-K and is incorporated herein by reference.

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Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA LENDING CORPORATION

May 26, 2017	By:	/s/ Li Jingping
Li Jingping
President and Chief Executive Officer

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